Exhibit 99.1


Internet Gold's Third Quarter Earnings Release and Conference Call Scheduled for November 19, 2009

Press Release
Source: Internet Gold
On 4:57 am EST, Monday November 2, 2009

PETACH TIKVA, Israel, Nov. 2 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD - News) today announced that it will release its third quarter results on Thursday , November 19, 2009, before the market is opened.

On the same day, Management will host an interactive teleconference to discuss the results at 09:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: 1866-6913082 from within the U.S., 1866-2289189 from Canada, 180-9214368 from Israel and 1-480-6291941 from other international locations. The Conference Reference number is 4180886.

The call will also be broadcast live through the company's Website, www.igld.com, and will be available there for replay during the next 30 days.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 75.26% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-384